Exhibit 9.1

INDEPENDENT AUDITORS’ CONSENT

The Board of Directors
Given Imaging Ltd.

We consent to the incorporation by reference in the Registration Statements (Nos. 333-73732, 333-107630 and 333-118173) on Form S-8 of Given Imaging Ltd. (the “Company”) of our report dated February 16, 2005, with respect to the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2004, which report appears in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Israel)
Member of KPMG International

March 24, 2004